Exhibit 99.1
Shinhan Financial Group has signed a share purchase agreement with KDIC for the acquisition of Yehanbyoul Savings Bank

On January 11, 2013, Shinhan Financial Group has signed a share purchase agreement with Korea Deposit Insurance Corporation for the acquisition of Yehanbyoul Savings Bank.